                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2003 to December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

Commission File Number, 0-11174

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                            (Full title of the Plan)

                        WARWICK VALLEY TELEPHONE COMPANY
                                 47 Main Street
                                  P.O. Box 592
                             Warwick, New York 10990
                     (Address of principal executive office)

           (Name of Issuer and address of principal executive office)

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

              INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Report of Independent Registered Public Accounting Firm                      3

Report of Independent Auditor                                                4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,                             5
 as of December 31, 2003 and 2002

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,                   6
 For the Year Ended December 31, 2003

Notes to Financial Statements                                             7-10

Schedule of Assets (Held at End of Year) as of December 31, 2003*           11

Signatures                                                                  12

Exhibit Index                                                               13

Consent Forms                                                            14-15

Certification                                                               16

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Warwick Valley Telephone Company 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the "Plan") at December 31, 2003 and the changes in net assets available for benefits for the year then ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
September 14, 2004

To the Benefits Committee
Warwick Valley Telephone Company 401(k) Plan
P.O. Box 592
Warwick, New York 10990

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the Plan) as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Bush & Germain,PC
Syracuse, New York
September 14, 2004
                                        4

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2003 AND 2002

                                                2003           2002
                                            ------------   ------------
Cash Equivalents (Money Market Fund)        $  2,524,799   $  1,925,279

Warwick Valley Telephone Company Stock         5,082,994      5,168,368

Registered Investment Companies                4,837,101      3,658,254

 Participant Loan Receivables                    244,204        274,890
                                            ------------   ------------

                             TOTAL ASSETS     12,689,098     11,026,791
                                            ------------   ------------

   NET ASSETS AVAILABLE FOR BENEFITS        $ 12,689,098   $ 11,026,791
                                            ============   ============

The accompanying notes are an integral part of these financial statements.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                2003
                                            ------------
ADDITIONS:

Additions to net assets attributed to:
  Net appreciation in fair value of
   investments                              $  1,916,030
  Participant loan interest income                16,825
  Interest and dividends                         222,274
                                            ------------
                                               2,155,129
                                            ------------
Contributions:
  Participants'                                  608,383
  Employer's                                     465,726
                                            ------------
                                               1,074,109
                                            ------------

             TOTAL ADDITIONS                   3,229,238
                                            ------------

DEDUCTIONS

Deductions from net assets attributed to:
  Benefits paid to participants                1,566,931
                                            ------------

             TOTAL DEDUCTIONS                  1,566,931
                                            ------------

                   NET INCREASE                1,662,307

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                             11,026,791
                                            ------------

End of year                                 $ 12,689,098
                                            ============

The accompanying notes are an integral part of these financial statements.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

                  The following description of the Warwick Valley Telephone
            Company ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General

                  The Plan is a defined contribution plan covering all eligible employees of the Company who are scheduled to work 1,000 hours per year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            Contributions

                  Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of registered investment companies, as well as the stock of the Company, as investment options for participants. The Company will match 100% of each participant's contributions, subject to certain limitations. The matching contributions range from 6% to 9% of the annual compensation of eligible participants. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

            Participant Accounts

                  Each participant's account is updated daily to reflect
            participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.

            Vesting

                  Participant accounts are fully vested and nonforfeitable at all times.

            Participant Loans

                  Participants may borrow from their fund accounts a minimum of
            $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested. The interest rate does not change for the duration of the loan. Principal and interest is paid ratably through weekly payroll deductions.

            Payment of Benefits

                  On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant's beneficiary may receive the value of the vested interest in the participant's account as a lump-sum distribution.

                  If a participant has any portion of their account invested in
            Warwick Valley Telephone Company Stock, he or she may take the stock as an "in-kind" distribution or take the stock as cash. "In-kind" distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

            Withdrawals

                  Participants may make withdrawals under the hardship
            provisions of the Plan while still employed by the Company.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Basis of Accounting

                  The accompanying financial statements of the Plan have been prepared on the accrual method of accounting. Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.

            Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

            Risks and Uncertainties

                  The Plan provides participants with various investment
            options: money market and fixed income securities, bonds, and equity funds, as well as the stock of Warwick Valley Telephone Company. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

            Investment Valuation and Income Recognition

                  The Plan's investments are stated at fair value. Shares of registered investment companies are valued at net asset value and the Company's common stock is valued at quoted market prices. The Company's common stock is traded on the NASDAQ. On October 13, 2003 the Company executed a three-for-one stock split of its Common Shares. Also a par value equal to one cent per share was established for the Common Shares.

                  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.

            Plan Expenses

                  Expenses related to the administration of the Plan have been paid by the Company. These costs represent professional services and amounted to $46,902 for the year ending December 31, 2003.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENT

3.    INVESTMENTS

                  The fair value of investments as of December 31, 2003 and 2002 are as follows:

                                      12/31/03        12/31/02
                                    ------------    ------------
Schwab Money Market Fund            $  2,524,799*   $  1,925,279*
Warwick Valley Telephone Company
  Common Stock                         5,082,994*      5,168,368*
Clipper Fund                             188,752               0
Fidelity Magellan Fund                   833,747*        850,824*
Fidelity Growth and Income Fund          837,761*        695,507*
Fidelity Puritan Fund                    246,250         197,403
Fremont Bond Fund                        431,224         278,934
Vanguard Wellington Fund                 407,160         292,262
Jensen Portfolio Fund                    410,364               0
Vanguard U.S. Growth Fund                      0         255,411
Weitz Value Fund                         729,326*        515,671
Invesco Dynamics Fund                     68,224          16,984
Oppenheimer Int'l Growth Fund                  0          18,496
Pilgrim GNMA Income Fund                 246,014         286,977
State Street Research Aurora Fund        438,279         249,785
                                    ------------    ------------

          TOTAL INVESTMENTS         $ 12,444,894    $ 10,751,901
                                    ============    ============

*Individual investments representing 5% or more of the Plan's net assets.

                  The Plan's investments (including gains and losses on
            investments bought and sold, as well as held during the year) appreciated in value during the year ending December 31, 2003 as follows:

Registered Investment Companies                 $  710,846
Warwick Valley Telephone Company Common Stock    1,205,184
                                                ----------
                                                $1,916,030
                                                ==========

4.    FEDERAL INCOME TAX STATUS

                  The Internal Revenue Service has determined and informed the
            Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Management and the Plan's legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA. Accordingly, the Plan is exempt from paying income taxes.

5.    PLAN TERMINATION

                  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to have a nonforfeitable interest in their Plan account.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENT

6.    RELATED PARTY TRANSACTIONS

                  Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan. The Plan has certain investments that qualify as party-in-interest investments. These would consist of the Plan's investments in the Warwick Valley Telephone Company Common Stock and the Schwab Money Market Fund, as the Charles Schwab Trust Company is the trustee for the Plan.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003

                                 EIN: 14-1160510
                                     PN: 006

                                                                                           MARKET
IDENTITY OF ISSUE                                DESCRIPTION                  COST          VALUE
-----------------                                -----------                  ----       -----------
*Schwab Money Market Fund               Cash Equivalent                        **        $ 2,524,799

*Warwick Valley Telephone Company       Common Stock                           **          5,082,994

 Clipper Fund                           Registered Investment Company          **            188,752
 Fidelity Magellan Fund                 Registered Investment Company          **            833,747
 Fidelity Growth and Income Fund        Registered Investment Company          **            837,761
 Fidelity Puritan Fund                  Registered Investment Company          **            246,250
 Fremont Bond Fund                      Registered Investment Company          **            431,224
 Vanguard Wellington Fund               Registered Investment Company          **            407,160
 Jensen Portfolio Fund                  Registered Investment Company          **            410,364
 Weitz Value Fund                       Registered Investment Company          **            729,326
 Invesco Dynamics Fund                  Registered Investment Company          **             68,224
 Pilgrim GNMA Income Fund               Registered Investment Company          **            246,014
 State Street Research Aurora Fund      Registered Investment Company          **            438,279
                                                                                         -----------

                                                                               **          4,837,101
                                                                                         -----------
    TOTAL INVESTMENTS                                                                     12,444,894

Participant loans (rates 5.75%-10.50%) (Maturities range from 2003-2007)                     244,204
                                                                                         -----------

    TOTAL  ASSETS                                                                        $12,689,098
                                                                                         ===========

*  Denotes party-in-interest.

** Cost not required for participant-directed investments.

The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                  Warwick Valley Telephone Company 401(k) Plan

                                                     By: /s/ Zigmund Nowicki
                                                         -------------------
                                                     Plan Administrator

Date: December 22, 2004

                                  EXHIBIT INDEX

Exhibit Number                                 Exhibit
--------------                                 -------
      23         Consent of Independent Registered Public Accounting Firm

      23.1       Consent of Independent Public Accountants (Filed herewith)
                 (Bush & Germain)

      32 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

